SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TiGenix

(Name of Subject Company)

TiGenix

(Name of Person(s) Filing Statement)

Ordinary shares, no nominal value (“Shares”)
American Depositary Shares (“ADSs”), each representing 20 Shares
Warrants to acquire Shares (“Warrants”)
9% Senior Unsecured Convertible Bonds Due 2018 (“Convertible Bonds”)
(Title of Class of Securities)

ISIN BE0003864817 (Shares)
CUSIP 88675R109 (ADSs)
None (Warrants)
ISIN BE6276591128 (Convertible Bonds)
 (CUSIP Number of Class of Securities)

An Moonen
General Counsel
Romeinse straat 12, box 2
3001 Leuven, Belgium
+32 016 39 7937
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Michael J. Willisch
Davis Polk & Wardwell LLP
Paseo de la Castellana, 41
28046 Madrid, Spain
+34-91-768-9610

☒                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates to the proposed tender offer by Takeda Pharmaceutical Company Limited, a company incorporated under the laws of Japan (the “Offeror”) for all of the issued and outstanding Shares, ADSs, Warrants and Convertible Bonds of TiGenix, a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law (the “Company” or “TiGenix”), pursuant to the terms of the Offer and Support Agreement entered into between the Company and the Offeror on January 5, 2018.

The information set forth in the Form 6-K filed by the Company on January 5, 2018  is incorporated herein by reference.

Exhibit No.	Description

99.1	Email from the CEO of the Company to Employees of the Company, dated January 5, 2018

99.2	Frequently Asked Questions (FAQs) for Employees of the Company, dated January 5, 2018

FORWARD-LOOKING INFORMATION

THIS COMMUNICATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND ESTIMATES WITH RESPECT TO THE ANTICIPATED FUTURE PERFORMANCE OF TIGENIX AND THE MARKET IN WHICH IT OPERATES AND STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE TENDER OFFER, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE TENDER OFFER, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED, THE IMPACT OF GENERAL ECONOMIC, INDUSTRY, MARKET OR POLITICAL CONDITIONS, AND THE OTHER RISKS AND UNCERTAINTIES DISCUSSED IN TIGENIX’S PUBLIC FILINGS WITH THE SEC, INCLUDING THE “RISK FACTORS” SECTION OF TIGENIX’S FORM 20-F FILED ON APRIL 6, 2017, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY THE OFFEROR AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY TIGENIX. CERTAIN OF THESE STATEMENTS, FORECASTS AND ESTIMATES CAN BE RECOGNISED BY THE USE OF WORDS SUCH AS, WITHOUT LIMITATION, “BELIEVES”, “ANTICIPATES”, “EXPECTS”, “INTENDS”, “PLANS”, “SEEKS”, “ESTIMATES”, “MAY”, “WILL” AND “CONTINUE” AND SIMILAR EXPRESSIONS. THEY INCLUDE ALL MATTERS THAT ARE NOT HISTORICAL FACTS. SUCH STATEMENTS, FORECASTS AND ESTIMATES ARE BASED ON VARIOUS ASSUMPTIONS AND ASSESSMENTS OF KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH WERE DEEMED REASONABLE WHEN MADE BUT MAY OR MAY NOT PROVE TO BE CORRECT. ACTUAL EVENTS ARE DIFFICULT TO PREDICT AND MAY DEPEND UPON FACTORS THAT ARE BEYOND TIGENIX’S CONTROL. THEREFORE, ACTUAL RESULTS, THE FINANCIAL CONDITION, PERFORMANCE, TIMING OR ACHIEVEMENTS OF TIGENIX, OR INDUSTRY RESULTS, MAY TURN OUT TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH STATEMENTS, FORECASTS AND ESTIMATES. GIVEN THESE UNCERTAINTIES, NO REPRESENTATIONS ARE MADE AS TO THE ACCURACY OR FAIRNESS OF SUCH FORWARD-LOOKING STATEMENTS, FORECASTS AND ESTIMATES. FURTHERMORE, FORWARD-LOOKING STATEMENTS, FORECASTS AND ESTIMATES ONLY SPEAK AS OF THE DATE OF THIS COMMUNICATION. THE OFFEROR AND TIGENIX DISCLAIM ANY OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENT, FORECAST OR ESTIMATES TO REFLECT ANY CHANGE IN TIGENIX’S EXPECTATIONS WITH REGARD THERETO, OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT, FORECAST OR ESTIMATE IS BASED, EXCEPT TO THE EXTENT REQUIRED BY BELGIAN LAW.

DISCLAIMER

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO PURCHASE SECURITIES OF TIGENIX NOR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN RESPECT OF SUCH SECURITIES, ANY VOTE OR APPROVAL. IF THE OFFEROR DECIDES TO PROCEED WITH AN OFFER TO PURCHASE

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TIGENIX’S SECURITIES THROUGH A PUBLIC TENDER OFFER, SUCH OFFER WILL AND CAN ONLY BE MADE ON THE BASIS OF AN APPROVED OFFER DOCUMENT BY THE FSMA AND TENDER OFFER DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”), WHICH HOLDERS OF TIGENIX’S SECURITIES SHOULD READ AS THEY WILL CONTAIN IMPORTANT INFORMATION. THIS COMMUNICATION IS NOT A SUBSTITUTE FOR SUCH OFFER DOCUMENTS. NEITHER THIS COMMUNICATION NOR ANY OTHER INFORMATION IN RESPECT OF THE MATTERS CONTAINED HEREIN MAY BE SUPPLIED IN ANY JURISDICTION WHERE A REGISTRATION, QUALIFICATION OR ANY OTHER OBLIGATION IS IN FORCE OR WOULD BE WITH REGARD TO THE CONTENT HEREOF OR THEREOF. ANY FAILURE TO COMPLY WITH THESE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE FINANCIAL LAWS AND REGULATIONS IN SUCH JURISDICTIONS. THE OFFEROR, TIGENIX AND THEIR RESPECTIVE AFFILIATES EXPLICITLY DECLINE ANY LIABILITY FOR BREACH OF THESE RESTRICTIONS BY ANY PERSON.

IMPORTANT ADDITIONAL INFORMATION FOR U.S. INVESTORS

THE VOLUNTARY PUBLIC TAKEOVER BID DESCRIBED HEREIN HAS NOT YET COMMENCED. THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER A RECOMMENDATION, AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES OF TIGENIX.

AT THE TIME THE VOLUNTARY PUBLIC TAKEOVER BID IS COMMENCED, SECURITY HOLDERS OF TIGENIX ARE URGED TO READ THE OFFER DOCUMENTS WHICH WILL BE AVAILABLE AT WWW.SEC.GOV. AT THE TIME THE VOLUNTARY PUBLIC TAKEOVER BID IS COMMENCED, IT SHALL BE COMPRISED OF TWO SEPARATE OFFERS — (I) AN OFFER FOR ALL SHARES, WARRANTS AND CONVERTIBLE BONDS (THE “SECURITIES”), IN ACCORDANCE WITH THE APPLICABLE LAW IN BELGIUM, AND (II) AN OFFER TO HOLDERS OF ADSS AND TO HOLDERS OF SECURITIES WHO ARE RESIDENT IN THE U.S. IN ACCORDANCE WITH APPLICABLE U.S. LAW (THE “U.S. OFFER”).

THE U.S. OFFER WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE U.S. OFFER IS COMMENCED, THE OFFEROR WILL FILE, OR CAUSE TO BE FILED, A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC AND THEREAFTER, TIGENIX WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, IN EACH CASE WITH RESPECT TO THE U.S. OFFER.

HOLDERS OF ADSS AND SECURITIES SUBJECT TO THE U.S. OFFER WHO WISH TO PARTICIPATE IN THE U.S. OFFER, ARE URGED TO CAREFULLY REVIEW THE DOCUMENTS RELATING TO THE U.S. OFFER THAT WILL BE FILED BY THE OFFEROR WITH THE SEC SINCE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE U.S. OFFER. HOLDERS OF ADSS AND SECURITIES SUBJECT TO THE U.S. OFFER WHO WISH TO PARTICIPATE IN THE U.S. OFFER, ARE ALSO URGED TO READ THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT WILL BE FILED WITH THE SEC BY TIGENIX RELATING TO THE U.S. OFFER. YOU MAY OBTAIN A FREE COPY OF THESE DOCUMENTS AFTER THEY HAVE BEEN FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY TIGENIX AND THE OFFEROR WITH THE SEC, AT THE SEC’S WEBSITE AT WWW.SEC.GOV. IN ADDITION TO THE OFFER AND CERTAIN OTHER TENDER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, TIGENIX FILES REPORTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS OR OTHER INFORMATION FILED BY TIGENIX AT THE SEC PUBLIC REFERENCE ROOM AT 100 F STREET, N.E., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. TIGENIX’S FILINGS AT THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

YOU SHOULD READ THE FILINGS MADE BY THE OFFEROR AND TIGENIX WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.

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